SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
 INVESTMENT COMPANIES
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company
2.	Name of fund:
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND (the "Fund")
3.	Securities and Exchange Commission File No.:
811-22584
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
227 West Monroe Street
 Chicago, Illinois 60606
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive, Chicago, Illinois 60606
(312) 407-0641
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
 (312) 827-0100
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☐	Open-end	☒	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
 Chicago, Illinois 60606
Guggenheim Partners Investment Management, LLC
100 Wilshire Boulevard
 Santa Monica, California 90401
Security Investors, LLC
330 Madison Avenue
 New York, New York 10017
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
The Fund has not made a public offering of its securities in the past five years.
13.	If the fund is a unit investment trust ("UIT") provide:
(a) Depositor's name(s) and address(es): Not applicable.
(b) Trustee's name(s) and address(es): Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐	Yes	☒	No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒	Yes	☐	No

If Yes, state the date on which the board vote took place:
August 31, 2016
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:
February 13, 2017
If No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☐	Yes	☒	No
(a)	If Yes, list the date(s) on which the fund made those distributions:
(b)	Were the distributions made on the basis of net assets?
☐	Yes	☐	No
(c)	Were the distributions made pro rata based on share ownership?
☐	Yes	☐	No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only: Not applicable.
Were any distributions to shareholders made in kind?
☐	Yes	☐	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
☐	Yes	☒	No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund's shareholders?
☒	Yes	☐	No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐	Yes	☒	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
☐	Yes	☒	No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐	Yes	☐	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐	Yes	☒	No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $229,315
(ii)	Accounting expenses: None.
(iii)	Other expenses (list and identify separately):
(a)	Printing, mailing and solicitation:	$62,302
(b)	Audit fees:	$3,950
(c)	Miscellaneous:	$46,620
(iv)	Total expenses (sum of lines (i)-(iii) above): $342,187
(b)	How were those expenses allocated?
The estimated expenses incurred set forth in Item 22(a) above include expenses associated with (i) the merger of the Fund into the Surviving Fund and (ii) the merger of Guggenheim Enhanced Equity Strategy Fund into the Surviving Fund, the closings of which occurred contemporaneously.  Expenses incurred in connection with the mergers that were specifically attributable to one or more of the funds were borne by such fund or funds.  Expenses incurred in connection with the mergers that were not attributable to a specific fund were allocated in proportion to the projected expense savings to be realized by each fund as a result of the mergers.  The Surviving Fund also incurred expenses associated with its redomestication, which occurred immediately prior to the closing of the mergers.  Such redomestication expenses are not included in the amounts set forth in Item 22(a).

(c)          Who paid those expenses?
     Guggenheim Equal Weight Enhanced Equity Income Fund; Guggenheim Enhanced Equity Strategy Fund; Guggenheim Enhanced Equity Income Fund.
(d)	How did the fund pay for unamortized expenses (if any)?
Not applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐	Yes	☒	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐	Yes	☒	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐	Yes	☒	No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
Guggenheim Enhanced Equity Income Fund
(b)	State the Investment Company Act file number of the fund surviving the merger:
811-21681
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
The Form of Agreement and Plan of Reorganization was filed with the Commission in the Fund's Registration Statement on Form N-14 (File No. 333-213449) on December 16, 2016.  It was included as Exhibit C to the Joint Proxy Statement/Prospectus included therein.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Guggenheim Equal Weight Enhanced Equity Income Fund; (ii) he is the President and Chief Executive Officer of Guggenheim Equal Weight Enhanced Equity Income Fund; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND
By:    /s/ Donald C. Cacciapaglia
 Name: Donald C. Cacciapaglia
 Title: President and Chief Executive Officer

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